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EXHIBIT 99


April 25, 2002


United States Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Dear Ladies and Gentlemen:

The Company has received a letter from Arthur Andersen LLP dated April 25, 2002 representing that the audit was subject to their quality control systems for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity for Arthur Andersen LLP personnel working on the audit and availability of national office consultation. The availability of personnel at foreign affiliates of Arthur Andersen LLP is not relevant to this audit.

Sincerely,

Jos. A. Bank Clothiers, Inc.

By:   /s/ Richard E. Pitts
    ------------------------
           Treasurer